Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,			Three Months Ended March 31,
	2015	2014	2013	2016
	(in thousands)
Net loss before income tax benefit (provision)	$(39,308)	$(17,014)	$(16,054)	$(25,601)
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges(2)	$(39,308)	$(17,014)	$(16,054)	$(25,601)

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.
(2)	For purposes of this calculation, earnings consist of loss before income taxes and fixed charges. Fixed charges consist of interest costs and an estimate of interest expense within rental expense. Fixed charges were de minimis in all periods presented and are excluded from the table above as all periods presented include a net loss.